UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kaanapali Land, LLC
(Name of Issuer) Limited Liability Company Interests
(Title of Class of Securities) 48282H308
(CUSIP Number) Gary Nickele JMB Realty Corporation 900 North Michigan Avenue Chicago, Illinois 60611 (312) 915-1977
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 48282H308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JMB Realty Corporation (FEIN 36-2707213)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 168,867.56
8. Shared Voting Power: 0
9. Sole Dispositive Power: 168,867.56
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 168,867.56
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 9.4%
14.	Type of Reporting Person (See Instructions): CO

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Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the limited liability company interests (the “Common Shares”) of Kaanapali Land, LLC, a Delaware limited liability company (the “Company”). The address of the Company’s principal executive offices is:

Kaanapali Land, LLC

900 North Michigan Avenue

Chicago, Illinois 60611

Item 2. Identity and Background

(a) – (c) and (f). JMB Realty Corporation (“JMB”) is a [Delaware] corporation. The executive office of JMB is 900 North Michigan Avenue, Chicago, Il 60611.

The names, citizenship, business addresses, present principal occupation or employment and the name and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of JMB are as set forth on Appendix A attached hereto, and are incorporated herein by reference.

(d) and (e)

During the last five years, neither JMB, nor to the best of its knowledge, any person listed on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No funds were used to acquire the Common Shares of Common Stock that caused the filing of this schedule. No funds were used to acquire JMB’s initial 72,428.78 Common Shares. Effective as of November 9, 2017, JMB received 96,438.78 Common Shares from Pacific Trail Holdings LLC (“PTH”) in exchange for all of its interests in PTH.

Item 4. Purpose of Transaction

Based upon general economic, market and industry conditions and prospects, JMB intends to dispose of its Common Shares by sales of Common Shares through open market transactions, in privately negotiated transactions, or otherwise.

Other than as described in this Statement, JMB does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a) and (b) As of November 9, 2017, JMB beneficially owned 168,867.56 Common Shares. This represents approximately 9.4% of the outstanding Common Shares. JMB has the sole power to vote or dispose of those Common Shares. JMB doesn’t own any other Common Shares.

(c) Except as described in Item 3 above, JMB has not engaged in any transaction during the past 60 days in any Common Shares. Except as set forth on Appendix A attached hereto, none of the persons whose names are listed on Appendix A beneficially owns any Common Shares.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of JMB or any person whose names are listed on Appendix A and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

N/A

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 17, 2017

JMB Realty Corporation

By:	/s/ Gary Nickele
Name:	Gary Nickele
Title:	President

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APPENDIX A

INFORMATION CONCERNING THE OFFICERS AND DIRECTORS OF JMB

The following table set forth the name, present principal occupation or employment and the name and principal business address of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the board of directors of JMB and for each of its executive officers. Each person listed below is a citizen of the United States. The business address of each such director or executive officer is c/o JMB Realty Corporation, 900 North Michigan Avenue, Chicago, IL 60611.

Name	Present Principal Occupation or Employment Material Positions Held During the Past Five Years (1)
Gary Nickele	Director and President, President of the Company and Pacific Trail since May 2002; President and Director of Arvida Company, the administrator of ALP Liquidating Trust, which exists to manage the liquidation of the former business of Arvida/JMB Partners, L.P. (“Arvida Partners”) and executive vice president of JMB. He has been associated with JMB Realty Corporation (“JMB”) and Arvida Partners since 1984 and 1987, respectively. His experience relative to JMB, the Company, Pacific Trail, PTHI and Arvida Partners during the past five years has included overall responsibility for all legal matters, oversight of the operations of the Company, Pacific Trail, PTHI and Arvida Partners, including matters relating to property development and sales and general personnel and administrative functions.
Neil J. Bluhm	President and Director of JMB, with which he has been associated since 1970.
Judd D. Malkin	Chairman and Director of JMB, with which he has been associated since 1969.

(1)       During the last five years, all of the directors and executive officers of JMB have held the principal occupation indicated opposite their names, except as otherwise indicated.

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